

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 29, 2016

Timothy A. Johnson
Executive Vice President and Chief Financial Officer
Big Lots, Inc.
300 Phillipi Rd, P.O. Box 28512
Columbus, OH 43228-5311

   Re: **Big Lots, Inc.**
       Form 10-K for the Fiscal Year Ended January 31, 2015
       Filed March 31, 2015
       File No. 1-08897

Dear Mr. Johnson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Jim Allegretto

           Jim Allegretto
           Senior Assistant Chief Accountant
           Office of Consumer Products